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Form of Proxy – SAMEX Mining Corp. Annual General Meeting to be held on May 31, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:30 pm, Pacific Time, on May 29, 2007.

VOTE USING THE TELEPHONE 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone, DO NOT mail back this proxy.

If voting by mail, please mail proxy in enclosed return envelope.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail is the only method by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the telephone.

To vote by telephone, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of SAMEX Mining Corp. (the "Company") hereby appoint(s): **Jeffrey P. Dahl**, a Director of the Company, or failing him, **Larry D. McLean**, a Director of the company,	OR	**Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.**	

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit, and all other matters that may properly come before the Annual General Meeting of SAMEX Mining Corp. to be held at Best Western Regency Inn & Conference Centre Crown A Room, 32110 Marshall Road, Abbotsford, British Columbia on May 31, 2007 at 2:30 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Determine the Number of Directors

To determine the number of Directors at six (6).

For [ ] Withhold [ ]

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Jeffrey P. Dahl	[ ]	[ ]	02. Peter J. Dahl	[ ]	[ ]	03. Robert E. Kell	[ ]	[ ]
04. Patricio G. Kyllmanr	[ ]	[ ]	05. Allen D. Leschert	[ ]	[ ]	06. Larry D. McLean	[ ]	[ ]

3. Appointment of Auditors

Appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as Auditors of the Company and authorizing the Directors to fix their remuneration.

For [ ] Withhold [ ]

4. Stock Option Plan

To approve the Stock Option Plan as described in the Information Circular.

For [ ] Against [ ]

5. Annual Report

To receive the Annual Report of the Directors.

For [ ] Against [ ]

6. Financial Statements

To receive the Audited Financial Statements and Auditors's Report.

For [ ] Against [ ]

7. Transact Other Business

To transact such other business as may properly come before the Meeting.

For [ ] Against [ ]

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

_______ / _______ / _______